Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2018 Results
Fourth quarter total revenue of $109.1 million increases 36% year-over-year
Fourth quarter GAAP operating income of $27.5 million and non-GAAP operating income of $39.8 million
Full year total revenue of $343.2 million increases 31% year-over-year
Full year GAAP operating income of $47.3 million and non-GAAP operating income of $90.5 million
Full year net cash provided by operating activities of $130.1 million increases 61% year-over-year

Newton, Mass. and Petach Tikva, Israel – February 14, 2019 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access security, today announced record financial results for the fourth quarter and year ended December 31, 2018.

“Our record fourth quarter results capped off a tremendous year for CyberArk,” said Udi Mokady, CyberArk Chairman and CEO. “We delivered record results across all operating metrics including revenue, GAAP and Non-GAAP operating income and net income, as well as cash flow from operations and new customer additions.  We were pleased to accelerate revenue growth across the Americas, EMEA and APJ, which demonstrates our strong execution, commitment to innovation, and the robust market fundamentals. As the recognized leader in privileged access security, we enter 2019 with strong momentum and are well positioned to deliver sustainable growth and profitability.”

Financial Highlights for the Fourth Quarter Ended December 31, 2018

Revenue:

•	Total revenue was $109.1 million, up 36% compared with the fourth quarter of 2017.
•	License revenue was $66.8 million, up 38% compared with the fourth quarter of 2017.
•	Maintenance and Professional Services revenue was $42.3 million, up 33% compared with the fourth quarter of 2017.

Operating Income:

•	GAAP operating income was $27.5 million, compared to $11.6 million in the fourth quarter of 2017. Non-GAAP operating income was $39.8 million, compared to $19.7 million in the fourth quarter of 2017.

Net Income:

•
GAAP net income was $24.2 million, or $0.64 per diluted share, compared to GAAP net income of $3.6 million, or $0.10 per diluted share, in the fourth quarter of 2017.  Non-GAAP net income was $33.4 million, or $0.89 per diluted share, compared to $15.0 million, or $0.41 per diluted share, in the fourth quarter of 2017.

Financial Highlights for the Full Year Ended December 31, 2018

Revenue:

•	Total revenue was $343.2 million, up 31% compared with 2017.
•	License revenue was $192.5 million, up 30% compared with 2017.
•	Maintenance and Professional Services revenue was $150.7 million, up 32% compared with 2017.

Operating Income:

•	GAAP operating income was $47.3 million, compared to $20.3 million in 2017. Non-GAAP operating income was $90.5 million, compared to $51.9 million in 2017.

Net Income:

•
GAAP net income was $47.1 million, or $1.27 per diluted share, compared to GAAP net income of $16.0 million, or $0.44 per diluted share, in 2017. Non-GAAP net income was $76.5 million, or $2.06 per diluted share, compared to $41.9 million, or $1.16 per diluted share, in 2017.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and twelve months ended December 31, 2018 and 2017. An explanation of these measures is also included below under the heading “Non-GAAP Financial measures.”

Balance Sheet and Cash Flow From Operations:

•
As of December 31, 2018, CyberArk had $451.2 million in cash, cash equivalents, marketable securities and short-term deposits. This compares with $410.0 million in cash, cash equivalents, marketable securities and short-term deposits as of September 30, 2018 and $330.3 million as of December 31, 2017.

•	As of December 31, 2018, total deferred revenue was $149.5 million, a 42% increase from $105.2 million at December 31, 2017.
•	During 2018, the Company generated $130.1 million in net cash provided by operating activities, a 61% increase compared to $80.7 million in 2017.

Business Outlook

Based on information available as of February 14, 2019, CyberArk is issuing guidance for the first quarter and full year 2019 as indicated below.

First Quarter 2019:

•	Total revenue is expected to be in the range of $91.0 million to $93.0 million, which represents 27% to 30% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $18.5 million to $20.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.39 to $0.42 per share. This assumes 38.2 million weighted average diluted shares.

Full Year 2019:

•	Total revenue is expected to be in the range of $411.0 million to $415.0 million, which represents 20% to 21% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $92.5 million to $95.5 million.
•	Non-GAAP net income per share is expected to be in the range of $1.94 to $2.00 per share. This assumes 38.5 million weighted average diluted shares.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, February 14, 2019 at 8:30 a.m. Eastern Time (ET) to discuss the company’s fourth quarter and year end financial results and its business outlook. To access this call, dial +1 866-393-4306 (U.S.) or +1 561-569-9206 (international).  The conference ID is 1675647. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 1675647. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 100, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2019 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, facility exit and transitions costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, facility exit and transitions costs, amortization of intangible assets related to acquisitions, intra-entity intellectual property transfer tax effects, changes in the US federal tax rate and the tax effect of the other non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transitions costs, intra-entity intellectual property transfer tax effects, changes in the US federal tax rate and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions, facility exit and transitions costs, intra-entity intellectual property transfer tax effects and changes in the US federal tax rate do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, facility exit and transitions costs, and amortization of intangible assets related to acquisitions. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2018	2017	2018

Revenues:
License	$48,552	$66,769	$147,640	$192,514
Maintenance and professional services	31,816	42,281	114,061	150,685

Total revenues	80,368	109,050	261,701	343,199

Cost of revenues:
License	2,259	3,005	7,911	10,526
Maintenance and professional services	9,360	10,316	33,937	37,935

Total cost of revenues	11,619	13,321	41,848	48,461

Gross profit	68,749	95,729	219,853	294,738

Operating expenses:
Research and development	12,245	15,340	42,389	57,112
Sales and marketing	36,684	40,307	126,739	148,290
General and administrative	8,185	12,561	30,399	42,044

Total operating expenses	57,114	68,208	199,527	247,446

Operating income	11,635	27,521	20,326	47,292

Financial income, net	1,612	1,078	4,103	4,551

Income before taxes on income	13,247	28,599	24,429	51,843

Taxes on income	(9,695)	(4,419)	(8,414)	(4,771)

Net income	$3,552	$24,180	$16,015	$47,072

Basic net income per ordinary share	$0.10	$0.66	$0.46	$1.30
Diluted net income per ordinary share	$0.10	$0.64	$0.44	$1.27

Shares used in computing net income
per ordinary shares, basic	35,182,870	36,570,609	34,824,312	36,174,316
Shares used in computing net income
per ordinary shares, diluted	36,296,609	37,607,625	36,175,824	37,065,727

Share-based Compensation Expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2018	2017	2018

Cost of revenues	$631	$980	$2,289	$3,350
Research and development	1,503	2,174	6,110	7,922
Sales and marketing	2,494	3,647	8,642	12,708
General and administrative	1,966	3,493	8,196	11,984

Total share-based compensation expense	$6,594	$10,294	$25,237	$35,964

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161,261	$260,636
Short-term bank deposits	107,647	106,399
Marketable securities	34,025	59,948
Trade receivables	45,315	48,431
Prepaid expenses and other current assets	7,407	6,349

Total current assets	355,655	481,763

LONG-TERM ASSETS:
Property and equipment, net	9,230	15,120
Intangible assets, net	15,664	14,732
Goodwill	69,217	82,400
Marketable securities	27,407	24,261
Other long-term assets	6,060	31,863
Deferred tax asset	19,343	23,481

Total long-term assets	146,921	191,857

TOTAL ASSETS	$502,576	$673,620

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,960	$4,924
Employees and payroll accruals	25,253	32,853
Accrued expenses and other current liabilities	10,209	13,271
Deferred revenues	66,986	92,375

Total current liabilities	104,408	143,423

LONG-TERM LIABILITIES:
Deferred revenues	38,249	57,159
Other long-term liabilities	5,954	6,268

Total long-term liabilities	44,203	63,427

TOTAL LIABILITIES	148,611	206,850

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	91	95
Additional paid-in capital	249,874	303,900
Accumulated other comprehensive income (loss)	107	(939)
Retained earnings	103,893	163,714

Total shareholders' equity	353,965	466,770

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$502,576	$673,620

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2017	2018

Cash flows from operating activities:
Net income	$16,015	$47,072
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	7,856	10,078
Amortization of premium, net of accretion of discount on marketable securities	382	293
Share-based compensation expenses	25,237	35,964
Deferred income taxes, net	5,856	(7,056)
Increase in trade receivables	(11,631)	(3,116)
Increase in prepaid expenses and other current and long-term assets	(3,638)	(11,893)
Increase (decrease) in trade payables	(1,288)	1,955
Increase in short term and long term deferred revenues	31,729	47,818
Increase in employees and payroll accruals	6,316	6,896
Increase in accrued expenses and other
current and long-term liabilities	3,903	2,114

Net cash provided by operating activities	80,737	130,125

Cash flows from investing activities:
Proceeds (Investment) in short and long term deposits	(20,661)	1,600
Investment in marketable securities	(43,604)	(61,118)
Proceeds from maturities of marketable securities	17,355	37,838
Purchase of property and equipment	(6,757)	(8,613)
Payments for business acquisitions, net of cash acquired	(41,329)	(18,450)

Net cash used in investing activities	(94,996)	(48,743)

Cash flows from financing activities:
Proceeds from exercise of stock options	2,624	17,980

Net cash provided by financing activities	2,624	17,980

Increase (decrease) in cash, cash equivalents and restricted cash	(11,635)	99,362

Cash, cash equivalents and restricted cash at the beginning of the period	$174,156	$162,521

Cash, cash equivalents and restricted cash at the end of the period	$162,521	$261,883

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2018	2017	2018

Gross profit	$68,749	$95,729	$219,853	$294,738
Plus:
Share-based compensation - Maintenance & professional services	631	980	2,289	3,350
Amortization of intangible assets - License	1,183	1,445	4,213	5,563

Non-GAAP gross profit	$70,563	$98,154	$226,355	$303,651

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2018	2017	2018

Operating income	$11,635	$27,521	$20,326	$47,292
Plus:
Share-based compensation	6,594	10,294	25,237	35,964
Amortization of intangible assets - Cost of revenues	1,183	1,445	4,213	5,563
Amortization of intangible assets - Sales and marketing	262	198	1,046	793
Acquisition related expenses	-	-	686	268
Facility exit and transitions costs	-	327	342	580

Non-GAAP operating income	$19,674	$39,785	$51,850	$90,460

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2017	2018	2017	2018

Net income	$3,552	$24,180	$16,015	$47,072
Plus:
Share-based compensation	6,594	10,294	25,237	35,964
Amortization of intangible assets - Cost of revenues	1,183	1,445	4,213	5,563
Amortization of intangible assets - Sales and marketing	262	198	1,046	793
Acquisition related expenses	-	-	686	268
Facility exit and transitions costs	-	327	342	580
Taxes on income related to non-GAAP adjustments	(3,180)	(2,528)	(12,226)	(15,485)
Change in the US federal tax rate	6,582	-	6,582	-
Intra-entity IP transfer tax effect, net	-	(475)	-	1,768

Non-GAAP net income	$14,993	$33,441	$41,895	$76,523

Non-GAAP net income per share
Basic	$0.43	$0.91	$1.20	$2.12
Diluted	$0.41	$0.89	$1.16	$2.06

Weighted average number of shares
Basic	35,182,870	36,570,609	34,824,312	36,174,316
Diluted	36,296,609	37,607,625	36,175,824	37,065,727